FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr J Pauley, a
Director of a major subsidiary of Gold Fields Limited has
exercised Share Appreciation Rights (SARS) which were
issued to him in terms of the Gold Fields Limited 2005
Share Plan.

SARS are allocated at the volume weighted average price of
Gold Fields shares over the 20 trading days preceding the
Grant Date. SARS vest after three years and participants
have a further three years in which to exercise the SARS.
The value of the SARS which a participant may exercise will
be the difference between the Fair Market Value at date of
exercise and the Fair Market Value on the allocation date.
The Company at its sole discretion can decide to settle the
SARS by issuing shares of the equivalent value or in cash.

Details of the transaction are set out below:
J PAULEY
Nature of transaction
Off market exercise of options
and on market sale of shares in
terms of the above scheme
Transaction Date 22 November 2011
Number of
Shares/Options
2,282
Class of Security
Ordinary Shares
Strike price per share
option
R103.99
Market price per share
R125.5000
Total Value
R286.391.00
Total proceeds
R49,085.82
Vesting Period
SARS vest after three years of
grant and participants have a
further three years before
expiry.
Nature of interest
Direct and Beneficial

J PAULEY
Nature of transaction
Off market exercise of options
and on market sale of shares in
terms of the above scheme
Transaction Date 22 November 2011
Number of
Shares/Options
1,356
Class of Security Ordinary Shares
Strike price per share
option
R107.59
Market price per share R125.5000
Total Value R170,178.00
Total proceeds R24,285.96
Vesting Period
SARS vest after three years of
grant and participants have a
further three years before
expiry.
Nature of interest Direct and Beneficial
J PAULEY
Nature of transaction
Off market exercise of options
and on market sale of shares in
terms of the above scheme
Transaction Date 22 November 2011
Number of
Shares/Options
466
Class of Security Ordinary Shares
Strike price per share
option
R124.19
Market price per share R125.5000
Total Value R58.483.00
Total proceeds R610.46
Vesting Period
SARS vest after three years of
grant and participants have a
further three years before
expiry.
Nature of interest Direct and Beneficial
J PAULEY
Nature of transaction
Off market exercise of options
and on market sale of shares in
terms of the above scheme
Transaction Date 22 November 2011
Number of
Shares/Options
388

Class of Security Ordinary Shares
Strike price per share
option
R125.28
Market price per share R125.5000
Total Value R48,694.00
Total proceeds R85.36
Vesting Period
SARS vest after three years of
grant and participants have a
further three years before
expiry.
Nature of interest
Direct and Beneficial
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has
been obtained.
22 November 2011
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 24 November 2011
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:     Senior Vice President: Investor
              Relations and Corporate Affairs